Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

405 PARK AVENUE

NEW YORK, NEW YORK 10022-2605

212-838-1177

FAX – 212-838-9190

July 16, 2012
WRITER’S DIRECT LINE
(212) 838-8599

Ms. Suying Li, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, DC 20549

Re:	Mattmar Minerals, Inc.
Item 4.01 Form 8-K
Filed June 25, 2012
File No. 000-531917

Dear Ms. Li:

As counsel to Mattmar Minerals, Inc. (the “Company”), we have prepared this letter on the Company’s behalf in response to the Staff’s comment letter dated June 27, 2012 (the “Comment Letter”) regarding the above-referenced Form 8-K (the “Current Report”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter above the Company’s response.

If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above.

Form 8-K filed June 25, 2012

1.	We note that the audit reports issued by De Joya Griffith & Company LLC dated July 25, 2011 and July 14, 2010, on your financial statements for the fiscal years ended May 31, 2011 and 2010 contained explanatory paragraphs regarding your ability to continue as a going concern. Please amend your filing to disclose such explanatory paragraph as modification of an audit report required by Item 304(a)(1)(ii) of Regulation S-K. We also refer you to the guidance at Division of Corporate Finance Compliance and Disclosure Interpretations Question 111.05, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We have revised and filed an amendment to the Current Report (the “8-K/A”) to disclose that each of the audit reports issued by De Joya Griffith & Company LLC for the fiscal years ended May 31, 2011 and 2010 contained an explanatory paragraph as to the existence of substantial doubt regarding the Company's ability to continue as a going concern as required by Item 304(a)(1)(ii).

2.	We remind you to provide a letter furnished by De Joya Griffith &Company LLC regarding its concurrence or disagreement with the statements made by you in your amended Item 4.01 Form 8-K. We refer you to the guidance at Item 304(a)(3) of Regulation S-K.

A letter furnished by De Joya Griffith &Company LLC regarding its concurrence with the statements made by the Company in the amended Current Report has been filed with the 8-K/A.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Suying Li, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

July 16, 2012

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ John C. Hui
John C. Hui